Continental to Acquire 51 Percent of Matador Rubber Group

Strategic move strengthens ties to a highly successful joint venture partner - Expansion of operational and production base in Eastern Europe

Hanover, April 11, 2007. Continental AG, Hanover, is set to acquire a 51 percent stake in the rubber and conveyor belt business of Matador Group, Puchov, Slovakia, subject to the approval of antitrust authorities. "With this move we are strengthening our ties to our highly successful joint venture partner. At the same time we are expanding our operational base in Eastern Europe markets as well as our production capacities for PLT in low-cost countries," said Continental's Executive Board chairman Manfred Wennemer on April 11 in Hanover. Continental (76 percent) and Matador (24 percent) have been aligned in a joint venture for the production of truck tires in Puchov since 1998. The two parties agreed not to disclose the details of the agreement, including the financial volume.

In 2006 Matador Group had 4,770 employees and posted sales of approx. €450 million. "With this strategic alliance we will further improve the quality and volume of Matador tire production, open new markets and increase the value of the Matador brand. After excellent experiences with our truck tire joint venture, we are sure that this partnership will be the best solution for the future of Matador and also for our employees. We are, moreover, also strengthening our position in Automotive - our second strategic business," said Štefan Rosina, CEO of the Matador Group.

"In combining forces and experience, we will improve our market positions in Central and Eastern Europe and get additional sales opportunities in Russia, Ukraine and the Stan States. Especially our position in Russia will be expanded, as we are not only improving our access to the market but getting a production facility in Omsk as well," Wennemer emphasized.

"Operationally we intend to integrate Matador into our brand portfolio and invest in expanding annual production capacities for PLT from 5.5 to more than 7 million. This gives us a highly efficient tool to be used against low-cost competition," Wennemer added. The Matador machinery factory in Puchov will be integrated into the machinery factory in Hanover-Stöcken as a second pillar. On top of that, Continental gets additional capacities for research and development.

The ContiTech Conveyor Belt Group also stands to benefit from the acquisition. "Adding Matador's business to ours makes sense strategically," said Gerhard Lerch, member of Continental's Executive Board and responsible for the ContiTech division. "The company is very well-positioned in the Eastern Europe." With a workforce of 160, Matador manufactures a wide range of textile belts in Slovakia. The ContiTech Conveyor Belt Group has eight locations in Chile, China, Germany, Greece, Hungary, India, and Mexico. With its approximately 2,700 employees, it posted sales of €379 million in 2006.

The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2006 the corporation realized sales of EUR14.9 billion. It has a worldwide workforce of around 85,000.

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Str. 9
D-30165 Hanover
Tel.: +49 511 938-1278
Fax: +49 511 938-1055
E-mail: prkonzern@conti.de

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